UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2020

Aduro Biotech, Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction

of incorporation)

001-37345	94-3348934
(Commission File No.)	(IRS Employer Identification No.)

740 Heinz Avenue

Berkeley, California

(Address of principal executive offices)

94710

(Zip Code)

Registrant’s telephone number, including area code: (510) 848-4400

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADRO	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 1, 2020, Aduro Biotech, Inc. (“Aduro” or the “Company”), Aspire Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Chinook Therapeutics U.S., Inc., a Delaware corporation (“Chinook”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Chinook, with Chinook continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”).

The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the Merger Agreement was adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding share of Chinook common stock and Chinook preferred stock (collectively, the “Chinook Capital Stock”) will be converted into the right to receive a number of shares of the Company’s common stock (“Company Common Stock”) equal to the exchange ratio described below, and (b) each outstanding Chinook stock option that has not previously been exercised prior to the closing of the Merger will be assumed by the Company and become an option to purchase a number of shares of Company Common Stock equal to the exchange ratio described below.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the former Chinook securityholders are expected to own approximately 50% of the outstanding shares of Company Common Stock on a fully-diluted basis and securityholders of the Company as of immediately prior to the Merger are expected to own approximately 50% of the outstanding shares of Company Common Stock on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) the Company’s net cash as of closing being equal to $145,000,000 and (b) Chinook’s cash and cash equivalents as of closing being equal to $10,000,000.

Conditions to the Merger

The closing of the Merger is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ stockholders, (ii) the accuracy of the respective representations and warranties of each party, subject to certain materiality qualifications, (iii) compliance by the parties with their respective covenants, (iv) no law or order preventing the Merger and related transactions, (v) the closing of the sale and issuance of the Notes pursuant to the Note Purchase Agreement (as such terms are defined below) in which the aggregate proceeds to Chinook are not less than $25,000,000, (vi) the continuous listing of the shares of Company Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”) from the date of the Merger Agreement through the closing date, (vii) the shares of Company Common Stock to be issued in the Merger being approved for listing (subject to official notice of issuance) on Nasdaq as of the closing, (viii) the Registration Statement (as defined below) having become effective in accordance with the provisions of the Securities Act of 1933, as amended, and not being subject to any stop order or proceeding (or threatened proceeding by the Securities and Exchange Commission (the “SEC”)) seeking a stop order with respect to the Registration Statement that has not been withdrawn, (ix) the Company’s net cash as of closing being equal to or greater than $135,000,000, and (x) Chinook’s cash and cash equivalents as of closing being equal to or greater than $5,000,000.

Governance

At the Effective Time, the Board of Directors of the Company (the “New Company Board”) is expected to consist of seven members, two of whom will be designated by the Company, three of whom will be designated by Chinook (of which one will be the chief executive officer of the Company). The Company has designated William M. Greenman and Ross Haghighat to serve as members of the New Company Board and Chinook has designated Eric

Dobmeier, Jerel Davis and Srinivas Akkaraju as members of the New Company Board. It is anticipated that two additional directors will be selected by the New Company Board. In addition, upon the closing of the Merger, Chinook’s Chief Executive Officer, Eric Dobmeier, will serve as Chief Executive Officer, Tom Frohlich will serve as Chief Business Officer, Alan Glicklich, M.D., will serve as Chief Medical Officer, Andrew King, D.V.M., Ph.D., will serve as Head of Renal Discovery and Translational Medicine, and Renata Oballa, Ph.D., will serve as Vice President of Chemistry, of the combined company.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants made by the Company and Chinook, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and Chinook, indemnification of directors and officers, and the Company’s and Chinook’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger.

In connection with the Merger, the Company will prepare and file a registration statement on Form S-4 (the “Registration Statement”), in which a proxy statement will be included as a prospectus (the “Proxy Statement”) and seek the approval of the Company’s stockholders with respect to certain actions, including (i) the issuance of Company Common Stock that represents more than 20% of the shares of Company Common Stock outstanding immediately prior to the Closing to the Chinook stockholders in connection with the Merger and related transactions, pursuant to the Nasdaq rules, and (ii) if deemed necessary by the parties, the amendment of the Company’s certificate of incorporation to effect a reverse stock split of all outstanding shares of Company Common Stock (collectively, the “Company Stockholder Matters”).

The Merger Agreement contains certain customary termination rights, including, among others, (i) the right of either the Company or Chinook to terminate the Merger Agreement if the Company’s stockholders fail to approve the issuance of Company Common Stock in the Merger, (ii) the right of the Company to terminate the Merger Agreement if Chinook does not deliver its required stockholder vote within five business days after the Registration Statement becomes effective, (iii) the right of either party to terminate the Merger Agreement if the other party’s board of directors changes or withdraws its recommendation in favor of the transactions, (iv) the right of either party to terminate the Merger Agreement if the Merger has not occurred by December 31, 2020, subject to certain conditions, (v) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions, and (vi) the right of either party to terminate the Merger Agreement if a court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and related transactions.

The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $6,400,000, or in some circumstances reimburse the other party’s expenses up to a maximum of $2,000,000.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Chinook or their respective affiliates or to modify or supplement any factual disclosures about the Company, Chinook or their respective affiliates in public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of the Company and Chinook that were made solely for the purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties thereto, and which may be subject to important qualifications and limitations agreed to by the Company and Chinook in connection with the negotiated terms of the Merger Agreement. Moreover, such representations and warranties may not be accurate or complete as of any specified date, have been modified or qualified by certain disclosures between the parties made in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself, and may apply contractual standards of materiality in a way that is different from that which may be viewed as material by the Company’s stockholders, Chinook’s stockholders or other security holders. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and were not intended, and should not be relied upon, as statements of fact. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Chinook’s public disclosures.

Note Purchase Agreement

On June 1, 2020, Chinook and certain investors named therein (the “Investors”) entered into a Note Purchase Agreement (the “Note Purchase Agreement”), pursuant to which, immediately prior to the closing of the Merger, the Investors will purchase convertible promissory notes in an aggregate amount of $25,000,000 (the “Notes”), which Notes are convertible into shares of Company Common Stock after closing based on the volume weighted average closing trading price of a share of Company Common Stock on Nasdaq for the five trading days ending the trading day immediately prior to the date such Notes are converted, which must occur within 30 days following the Merger, or alternatively into securities of the Company issued in an equity financing transaction that closes concurrently with or within 30 days following the Merger in which the aggregate gross purchase price paid to the combined company is no less than $15,000,000 (the “Merger Financing”).

The conversion of the Notes into securities of the Company as well as any Merger Financing will result in material dilution to the percentage ownership of the Company’s stockholders in the combined company. There can be no assurance that any Merger Financing will occur.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Note Purchase Agreement and form of Note, which are attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain executive officers, directors and stockholders of Chinook (solely in their respective capacities as Chinook stockholders) who beneficially own an aggregate of approximately 85% of the outstanding Chinook Capital Stock have entered into support agreements with the Company to vote all of their shares of Chinook Capital Stock in favor of adoption of the Merger Agreement (the “Chinook Support Agreements”), pursuant to which such individuals have agreed, among other things, to vote their respective shares of Chinook Capital Stock in favor of the adoption of the Merger Agreement and approval of the Merger, and against any competing acquisition proposal and against any action or agreement that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The foregoing description of the Chinook Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Chinook Support Agreement, which is filed herewith as Exhibit 10.3 and is incorporated by reference herein.

Concurrently with the execution and delivery of the Merger Agreement, certain executive officers, directors and stockholders of the Company (solely in their respective capacities as the Company stockholders) who beneficially own an aggregate of approximately 22.4% of the outstanding Company Common Stock have entered into support agreements with Chinook to vote all of their shares of Company Common Stock in favor of approval of the Merger Agreement (the “Company Support Agreements), pursuant to which such individuals have agreed, among other things, to vote their respective shares of Company Common Stock in favor of the issuance of Company Common Stock in the Merger and the other transactions contemplated by the Merger Agreement, against any competing acquisition proposal, and against any action or agreement that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The foregoing description of the Company Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Company Support Agreement, which is filed herewith as Exhibit 10.4 and is incorporated by reference herein.

Lock-Up Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain officers, directors and stockholders of the Company holding approximately 22.4% of the outstanding Company Common Stock and certain officers, directors and stockholders of Chinook holding approximately 85% of the Chinook Capital Stock have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they accepted certain restrictions on transfers of shares of Company Common Stock for the 180-day period following the closing of the Merger.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is filed herewith as Exhibit 10.5 and is incorporated by reference herein.

Contingent Value Rights Agreement

At the Effective Time, the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), will enter into a Contingent Value Rights Agreement (the “CVR Agreement”), pursuant to which the Company’s common stockholders of record as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “CVR”) for each outstanding share of Company Common Stock held by such stockholder on such date.

Each CVR will represent the contractual right to receive payments from the Company upon the actual receipt by the Company or its affiliates of certain contingent proceeds derived from any consideration that is paid to the Company as a result of the disposition of any of the Company’s non-renal assets or revenue received from the license of certain non-renal assets, or as a result of the Company’s equity ownership in any subsidiary that is established to hold such non-renal assets or the subsequent disposition of any such equity securities (collectively, the “CVR Milestones”), net of any tax, transaction costs and certain other expenses.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no CVR Milestones occur, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any CVR Milestones will be achieved or that any holders of CVRs will receive payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The foregoing summary of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of CVR Agreement, which is filed as Exhibit 10.6 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information disclosed under the section titled “Governance” under Item 1.01 above is incorporated herein by reference.

As previously disclosed, on March 19, 2020, Andrea van Elsas, Ph.D., the chief scientific officer of the Company, notified the Company of his intent to resign from the Company effective as of June 30, 2020 (the “Termination Date”). On June 1, 2020, the Company and Dr. van Elsas entered into a consulting agreement, pursuant to which Dr. van Elsas will provide consulting services to the Company at an hourly rate of 500 Euros following the Termination Date until December 31, 2020, subject to earlier termination.

The foregoing summary of Dr. van Elsas’s consulting agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the consulting agreement, which is filed as Exhibit 10.7 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01 Other Events.

On June 2, 2020, the Company and Chinook issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

On June 2, 2020, the Company and Chinook provided supplemental information regarding the Merger in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated June 1, 2020, by and among Aduro Biotech, Inc., Aspire Merger Sub, Inc. and Chinook Therapeutics U.S., Inc.

10.1	Note Purchase Agreement, dated as of June 1, 2020, by and among Chinook Therapeutics U.S., Inc. and certain investors named therein.

10.2	Form of Convertible Promissory Note.

10.3	Form of Support Agreement by and between Aduro Biotech, Inc. and certain stockholders of Chinook Therapeutics U.S., Inc.

10.4	Form of Support Agreement by and between Chinook Therapeutics U.S., Inc. and certain stockholders of Aduro Biotech, Inc.

10.5	Form of Lock-Up Agreement.

10.6	Form of CVR Agreement.

10.7	Consulting Agreement, dated as of June 1, 2020, by and between Aduro Biotech, Inc. and Andrea van Elsas, Ph.D.

99.1	Joint Press Release issued June 2, 2020 by Aduro Biotech, Inc. and Chinook Therapeutics U.S., Inc.

99.2	Investor Presentation, dated June 2, 2020.

*

All schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

Additional Information and Where to Find It

The Company plans to file a Registration Statement on Form S-4 containing a proxy statement/prospectus of the Company and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the proxy statement/prospectus and other documents containing important information about the Company and Chinook, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. The Company makes available free of charge at www.aduro.com (in the “Investor Relations” section), copies of materials that the Company files with, or furnishes to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. The Company and Chinook, and each of their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and officers in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 9, 2020, and its definitive proxy statement for the 2020 annual meeting of stockholders, which was filed with the SEC on March 24, 2020. To the extent the holdings of the Company’s securities by the Company’s directors and executive officers have changed since the amounts set forth in the Company’s proxy statement for its 2020 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s website at www.aduro.com.

Forward-Looking Statements

This current report on Form 8-K contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “will,” “continue,” “anticipate,” “intend,” “could,” “project,” “expect” or the negative or plural of these words or similar expressions. Forward-looking statements in this current report on Form 8-K include, but are not limited to, statements regarding the expected ownership in the combined company of the former Chinook securityholders and securityholders of Aduro as of immediately prior to the Merger; assumptions regarding Aduro’s net cash and Chinook’s cash and cash equivalents as of closing; governance of the combined company; the closing of the transactions contemplated by the Note Purchase Agreement; entry into the Chinook Support Agreements and the Company Support Agreements; and the contingent payments contemplated by the CVR Agreement and the CVR Milestones. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to: the risk that the proposed Merger may not be completed in a timely manner or at all, which may adversely affect Aduro’s business and the price of Company Common Stock; the failure of either party to satisfy any of the conditions to the consummation of the proposed Merger, including the approval of Company Stockholder Matters by Aduro’s stockholders; uncertainties as to the timing of the consummation of the proposed Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the proposed Merger on Aduro’s business relationships, operating results and business generally; risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; risks related to diverting management’s attention from Aduro’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Aduro related to the Merger Agreement or the proposed Merger; unexpected costs, charges or expenses resulting from the proposed Merger; Aduro’s history of net operating losses and uncertainty regarding its ability to achieve profitability; Aduro’s ability to develop and commercialize product candidates; Aduro’s ability to use and expand technology platforms to build a pipeline of product candidates; Aduro’s ability to obtain and maintain regulatory approval of product candidates; Aduro’s ability to operate in a competitive industry and compete successfully against competitors that have greater resources; Aduro’s reliance on third parties; Aduro’s ability to obtain and adequately protect intellectual property rights for product candidates; and the effects of COVID-19 on clinical programs and business operations. Aduro discusses many of these risks in greater detail under the heading “Risk Factors” contained in its quarterly report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 4, 2020, and its other filings with the SEC. Any forward-looking statements in this current report on Form 8-K speak only as of the date of this current report on Form 8-K. Neither Aduro nor Chinook assumes any obligation to update forward-looking statements whether as a result of new information, future events or otherwise, after the date of this current report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2020		Aduro Biotech, Inc.

	By:	/s/ Stephen T. Isaacs
Stephen T. Isaacs
Chairman, President and Chief Executive Officer